Exhibit 99.6

March 7, 2012

Boards of Directors

Georgetown Bancorp, MHC

Georgetown Bancorp, Inc.

Georgetown Savings Bank

2 East Main Street

Georgetown, Massachusetts  01833

Re:      Plan of Conversion and Reorganization

Georgetown Bancorp, MHC

Georgetown Bancorp, Inc.

Georgetown Savings Bank

Members of the Boards of Directors:

All capitalized terms not otherwise defined in this letter have the meanings given such terms in the Plan of Conversion and Reorganization (the “Plan”) adopted by the Board of Directors of Georgetown Bancorp, MHC (the “MHC”) and Georgetown-Federal, the existing mid-tier holding company for Georgetown Savings Bank (the “Bank”), all based in Georgetown, Massachusetts.  Pursuant to the Plan, the organization will convert from the partially public mutual holding company form of organization to the fully public stock form of organization.  Georgetown Bancorp, MHC, the mutual holding company parent of Georgetown-Federal, will be merged into Georgetown-Federal, and Georgetown Bancorp, MHC will no longer exist.  Georgetown-Federal, which owns 100% of Georgetown Savings Bank, will be merged into a new Maryland corporation named Georgetown Bancorp, Inc. (the “Company”), and Georgetown-Federal will cease to exist.  As part of the conversion, the 56.7% ownership interest of Georgetown Bancorp, MHC in Georgetown-Federal will be offered for sale in the stock offering. When the conversion is completed, all of the outstanding common stock of Georgetown Savings Bank will be owned by the Company, and all of the outstanding common stock of the Company will be owned by public shareholders.

We understand that in accordance with the Plan, Eligible Account Holders and Supplemental Eligible Account Holders will receive an interest in liquidation accounts maintained by the Company and the Bank in an aggregate amount equal to: (i) the MHC’s ownership interest in Georgetown-Federal’s total stockholders’ equity as of the date of the latest statement of financial condition used in the prospectus plus; (ii) the value of the net assets of the MHC as of the date of the latest statement of financial condition of the MHC prior to the consummation of the conversion (excluding its ownership of Georgetown-Federal).  Georgetown Bancorp, Inc. and Georgetown Savings Bank will hold the liquidation account for the benefit of Eligible Account Holders and Supplemental Eligible Account Holders who continue to maintain deposits in Georgetown Savings Bank after the conversion.  The liquidation accounts are designed to provide payments to depositors of their liquidation interests in the event of liquidation of Georgetown Savings Bank (or the Company and Georgetown Savings Bank).

Washington Headquarters
Three Ballston Plaza	Telephone: (703) 528-1700
1100 North Glebe Road, Suite 600	Fax No.: (703) 528-1788
Arlington, VA 22201	Toll-Free No.: (866) 723-0594
www.rpfinancial.com	E-Mail: mail@rpfinancial.com

RP Financial, LC.

Boards of Directors

March 7, 2012

In the unlikely event that either Georgetown Savings Bank (or the Company and Georgetown Savings Bank) were to liquidate after the conversion, all claims of creditors, including those of depositors, would be paid first, followed by distribution to depositors as of the Eligible Account Holder record date and the Supplemental Eligibility Record date of the liquidation account maintained by the Company.  Also, in a complete liquidation of both entities, or of Georgetown Savings Bank, when the Company has insufficient assets (other than the stock of Georgetown Savings Bank), to fund the liquidation account distribution due to Eligible Account Holders and Supplemental Eligible Account Holders and Georgetown Savings Bank has positive net worth, Georgetown Savings Bank shall immediately make a distribution to fund the Company’s remaining obligations under the liquidation account.  The Plan further provides that if the Company is completely liquidated or sold apart from a sale or liquidation of Georgetown Savings Bank, then the rights of Eligible Account Holders and Supplemental Eligible Account Holders in the liquidation account maintained by the Company shall cease to exist and Eligible Account Holders and Supplemental Eligible Account Holders will receive an equivalent interest in the Georgetown Savings Bank liquidation account, subject to the same rights and terms as the liquidation account.

Based upon our review of the Plan and our observations that the liquidation rights become payable only upon the unlikely event of the liquidation of Georgetown Savings Bank (or the Company and Georgetown Savings Bank), that liquidation rights in the Company automatically transfer to Georgetown Savings Bank in the event the Company is completely liquidated or sold apart from a sale or liquidation of Georgetown Savings Bank, and that after two years from the date of conversion and upon written request of the Board of Governors of the Federal Reserve System, the Company will eliminate or transfer the liquidation account and depositors’ interest in such account to Georgetown Savings Bank and the liquidation account shall thereupon be subsumed into the liquidation account of Georgetown Savings Bank, we are of the belief that: the benefit provided by the Georgetown Savings Bank liquidation account supporting the payment of the liquidation account in the event the Company lacks sufficient net assets does not have any economic value at the time of the transactions contemplated in the first and second paragraphs above.  We note that we have not undertaken any independent investigation of state or federal law or the position of the Internal Revenue Service with respect to this issue.

Sincerely,

RP Financial, LC.